UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Golf Trust of America, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
38168B103 (CUSIP Number)
Jay Gottlieb 27 Misty Brook Lane New Fairfield, CT 06812 914-275-6290 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2008 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   ( X )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 38168B103

1.	Names of Reporting Persons. Jay Gottlieb I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 605,750 Common Shares

	8.	Shared Voting Power na

	9.	Sole Dispositive Power 605,750 Common Shares

	10.	Shared Dispositive Power na

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,750 Common Shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person IN
Prior filings under Form 13G. 605,750 Common Shares includes 100,000 shares held in children's trust accounts.
2

Item 1. Security and Issuer Common Shares Golf Trust of America, Inc 10 North Adger's Wharf, Charleston, South Carolina, 29401

Item 2. Identity and Background.

(a)	Name: Jay Gottlieb

(b)	Residence or business address: 27 Misty Brook Lane New Fairfield, Connecticut 06812

(c)	Present Principal Occupation or Employment: Private Investor

(d)	Criminal Conviction: no

(e)	Court or Administrative Proceedings: no

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: Personal funds

Item 4. Purpose of Transaction
Investment purposes
3
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
I am not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
I am not aware of any plans or proposals.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
I am not aware of any plans or proposals.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Presently on GTA's Board of Directors
(e) Any material change in the present capitalization or dividend policy of the issuer;
none
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

I am not aware of any plans
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
I am not aware of any plans
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

I am not aware of any plans other than what is already public information.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
I am not aware of any plans
(j) Any action similar to any of those enumerated above.
I am not aware of any plans

Item 5. Interest in Securities of the Issuer.

(a)	605,750 common shares 8.3%

(b)	Not applicable.

(c)	none

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	n/a

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. n/a
4

Item 7. Material to be Filed as Exhibits. none

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008
Jay Gottlieb
By:	/s/ Jay Gottlieb Jay Gottlieb

5